Exhibit 12.2
PG&E CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Net income	$1,006	$991	$917	$4,504	$420
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company’s equity in undistributed income (losses) of less than 50% owned affiliates	—	—	—	—	—
Income taxes provision	539	554	544	2,466	458
Net fixed charges	856	830	619	802	1,175

Total Earnings	$2,401	$2,375	$2,080	$7,772	$2,053

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$865	$799	$603	$813	$1,158
Interest on capital leases	23	11	1	1	1
AFUDC debt	32	20	15	(12)	16
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	—	—	—	—	—

Total Fixed Charges	$920	$830	$619	$802	$1,175

Preferred Stock Dividends:
Tax deductible dividends	9	12	12	9	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	8	3	13	33	25

Total Preferred Stock Dividends	17	15	25	42	34

Total Combined Fixed Charges and Preferred Stock Dividends	$937	$845	$644	$844	$1,209

Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.63	2.81	3.23	9.21	1.70

Note:
For the purpose of computing PG&E Corporation’s ratios of earnings to combined fixed charges and preferred stock dividends, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. “Preferred stock dividends” represent tax deductible dividends and pre-tax earnings that are are required to pay the dividends on outstanding preferred securities. Fixed charges exclude interest on FASB Interpretation No. 48 (Accounting for Uncertainty in Income Taxes) tax liabilities.